UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Issuer Information

Name of issuer
Mealthy, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 15, 2017

Physical address of issuer
3437 West Shaw Ave. Suite 101 Fresno, CA. 93711 USA

Website of issuer
https://mealthy.com/

Current number of employees
10

Annual Report Disclosure Requirements

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$1,489,208	$1,823,075
Cash & Cash Equivalents	$490,948	$524,462
Accounts Receivable	$64,700	$315,150
Short-term Debt	$616,808	$316,999
Long-term Debt	$0	$0
Revenues/Sales	$5,738,650	$6,322,361
Cost of Goods Sold	$3,051,771	$6,062,263
Taxes Paid	$0	$0
Net Income	-$1,760,752	-$1,922,641

Signature


SIGNATURE


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. The issuer also certifies that the attached financial statements are true and complete in all material respects

/s/ Casey Musick
_____
(Signature)

Casey Musick
_____
(Name)

CEO, Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Casey Musick
_____
(Signature)

Casey Musick
_____
(Name)

CEO, Director
_____
(Title)

11/19/2020
_____
(Date)

/s/ Jessica Musick
_____
(Signature)

Jessica Musick
_____
(Name)

President, Director
_____
(Title)

11/19/2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

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November 19, 2020

Mealthy, Inc.

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A crowdfunding investment involves substantial risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/mealthy.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Mealthy, Inc. is a Delaware Corporation, formed on August 15, 2017.

The Company is located at 3437 West Shaw Ave. Suite 101 Fresno, CA. 93711 USA.

The Company's website is https://mealthy.com/.

The Company conducts business from its offices in Fresno, CA.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://www.republic.co/mealthy and is attached as

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We rely on other companies to provide components and services for our products.
We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We may not be able to retain and/or hire key management and employees.
The success of and ability to implement our business plan will depend upon the continued contributions of key management. The loss of the services of certain of these executives would have a material adverse effect. In addition, as we continue to execute on our business plan, we will require the hiring of additional qualified management and personnel. There is no guarantee that we will be able to attract such personnel.

We rely on third parties to provide our primary technology and merchant services.
We currently rely on third parties to provide the backbone of our technology and merchant services. These companies include Amazon, Amazon Web Services, Shopify, Google Suite, Slack, and other companies. Any disruptions to these third-party services might cause system interruptions and delays and loss of critical data and could diminish our reputation and brand name.

Intellectual property claims or defense could affect our primary business.
We do not believe that any of our products or services infringe upon the intellectual property rights of third parties in any material respect. There can be no assurance, however, that third parties will not claim infringement with respect to current or future products, services, or activities. Any infringement claim, with or without merit, could result in substantial costs and diversion of management and financial resources, and could therefore have a material adverse effect.

Collection of customer data
Through the Company's website and applications, the Company collects personal information from its customers and users. While the Company takes steps to protect this data, there is a risk that the data could become compromised. Additionally, the Company may now or in the future be subject to various privacy regulations and laws in the jurisdictions in which it operates.

Use of Proceeds Risks
The Company intends to primarily use the proceeds to purchase inventory. Depending on the amount raised, the Company may use the full amount it receives from this offering to purchase additional inventory. If the Company is unable to sell the inventory, the Company could be left with unsellable inventory, which could impact the Company's ability to continue its operations.

Additional business risk
The Company sells physical consumer goods, and there is a risk that a percentage of those goods could turn out to be faulty. If this occurs, the Company could incur losses due to warranty requirements or resolving claims by consumers of a faulty product which caused harm to persons or property. The Company obtains many of its components for producing its products from overseas vendors. This creates international governmental and regulatory risk related to the general economic climate of both the United States and other countries, including potential tariffs or other trade related matters associated with the purchase and production of overseas goods. The Company's success is dependent on the Company's ability to promote and sell its products. There is a risk that the Company will be unable to successfully find partners, promoters, and retailers that are necessary to promote its products to the market. There is a limited market in which to sell the Company's products, and the Company is a new entrant into this market. There is risk that the Company will not be able to obtain sufficient market share or that the market is insufficient to support the Company's overall business and goals.

BUSINESS

Description of the Business
Mealthy is a premium appliance and marketing company which crowdsources its design and marketing to key influencers and fans. Mealthy creates high-quality kitchen products at highly competitive prices and offers its community healthy recipes for home-cooked meals.

Business Plan

Mealthy is a premium kitchen appliance company with a unique approach to product development and sales:
- Mealthy created and curates an active and growing online community of sophisticated health-conscious influencers and consumers (the "Community")
- The Community generates new product ideas, tests the products, markets the products, and ensures product engagement through its recipe app and site

In 2018:
- Mobile app was downloaded over 70,000 times (4.8 star rating on Apple iOS store as of the date of this Form C)
- Mealthy videos were viewed over 550,000 times on YouTube
- Over 27,000 peopled followed Mealthy on Instagram
- Over 5,500 fans became active participants in Mealthy's curated Facebook group
- Site traffic on Google and Bing grew 424% from April until December 2018

Through its unique business approach, Mealthy achieved $6.4 million in sales in 2018 from sales of one primary product, a 6-quart pressure cooker and, more importantly, built an online community that is committed to the brand and to any new products released by the company. In 2019, Mealthy is planning to a) expand its selection of products (a hand blender was released in November 2018, a Crisper Lid will be released in April, and a glass kettle, blender, and air fryer are coming in May); b) continue to grow the community; c) partner with a large retail chain in the US in 2019 (discussions have already been initiated); and d) expand internationally (preliminary sales have already occurred in Mexico, the UK and several countries in Asia). Purchasers are reminded that the Company's plans are aspirational and may not be achieved, investors should not rely on the occurrence of future products or developments when considering whether to make an investment commitment into this Offering.

The Company's Products and/or Services

Product / Service	Description	Current Market
Mealthy Multipot	The Mealthy Multipot is an electric pressure cooker and Mealthy's leading product. It currently comes in two sizes: 6 quart and 8 quart. The Multipot. Currently has a 4.7 star rating on Amazon based on over 1,000 reviews.	Electric pressure cookers were among the top selling products on Amazon over the past two years.
Mealthy Immersion (Hand) Blender	The Mealthy immersion blender is a hand blender with a five star rating on Amazon.com and which competes favorably with higher priced immersion blenders (e.g., Kitchen Aid). Currently has a 5 star rating on Amazon based on 80 reviews.	Immersion Blender is a complimentary product to the Mealthy Multipot, so as sales of the Multipot grow, sales are expected to grow for the Blender.
Mealthy CrispLid (to be sold starting April 2019)	The Mealthy CrispLid is an extension of the Mealthy Multipot which snaps onto the top of the Multipot and allows cooks to easily crisp vegetables. The CrispLid is also compatible with other pressure cookers, including the Instant Pot.	No similar product currently exists in the market.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Our two primary competitors are Instant Pot, the leading pressure cooker brand, and Ninja, which sells pressure cookers, air fryers and blenders.

Customer Base
Mealthy's customers are primarily women between the ages of 35 and 65, who have families and cook at home multiple times per week.

Supply Chain

Mealthy manufactures its kitchen appliances through manufacturers in China. These manufacturers provide a custom model designed by Mealthy's engineering team, which is sold exclusively to Mealthy.

Intellectual Property
Mealthy owns the trademark for "Mealthy" and "Multipot."

Trademarks

Application or Registration #	Goods / Services	Marks	File Date	Grant Date	Countries
87-435,208	Class (011) - Apparatus for lighting, heating, steam generating, cooking, refrigerating, drying, ventilating, water supply, and sanitary purposes.	Mealthy, Multipot	9/26/2017	2/13/2018	USA China

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None.

DIRECTORS AND OFFICERS

The duly appointed directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Casey Musick	CEO, Director	• CEO of Mealthy 2020- Present • CEO of Pro Travel Network 2017 - 2020
Jessica Musick	President, Director	• President of Mealthy 2020- Present • COO of Pro Travel Network 2003 - 2020
Zac Clune	COO	• COO of Mealthy 2020 - Present • CSO of Mealthy & Sales for Blendtec 2014 - 2020

Casey Musick
Casey Musick is the Chief Executive Officer for Mealthy Inc and its parent company MVP Holdings Inc a 15-year-old company based in California, involved in various industries including consumer goods, travel, restaurants, hospitality, and real estate. Casey has over 25 years' experience in sales, marketing, operations, and executive management in various industries including agriculture, logistics, hospitality, finance, and investment. With a passion for travel and a vision for the future in the consumer goods industry his sights are set on making Mealthy the premier brand for kitchen-based consumer goods.

Jessica Musick

Jessica Musick is the President for Mealthy Inc and also the COO for parent company MVP Holdings Inc. Her expertise is in operations as well as sales specifically in travel and finance industries. During her 15 year career in sales she closed more than $250 million in revenues.

Zac Clune
Zac Clune is the Chief Operating Officer and a proven sales strategist with over 20 years of experience in finance, real estate and consumer goods • Well established global relationships with key partners in retail, and commercial markets • Business Management, Boise State University

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 10 employees and 0 contractors.

Key Employees

Henky He, Chief Product Engineer, has 12 years experience in the home appliances industry. Prior to working at Mealthy, he worked for Midea, the largest appliance manufacturing company in China in Research & Development, Engineering, Project Management, and Sales & Marketing. He received his BA from Guangdong University of Technology and is expected to receive his MBA from Carlson School of Management, University of Minnesota, in 2019.

Jennifer Mosinski, Head of Content and Product Development, has two decades of experience in technical and culinary industries, and expert in assessing and documenting customer needs and processes. Previously, Jennifer was the Founder & CEO of Fridgecaps!, a company which designs, creates, and markets vintage and antique refrigerator magnets and was a technical writer for several Fortune 500 firms and a content creator for Allrecipes.com. She received her BA from Brigham Young University and a degree from San Diego Culinary Institute.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has authorized the issuance of 1,000,000 shares of stock. 279,000 are held by MVP Holdings, Inc., who owns 100% of the issued and outstanding shares. The Company has earmarked another 21,000 to be issued to key employees, officers of the Company. Common stockholders have voting rights. Common stockholders do not have anti-dilution rights. The issuance of additional securities may limit, dilute, or qualify the crowd SAFE investors purchase in this offering.

The Company issued $1,070,000 Crowd SAFE Units for a total of $1,070,000 pursuant to Section 4(a)(6).

Debt
The Company has the following debt outstanding:
As of December 31, 2018, the Company had $204,436 in accounts payable and accrued expenses and $112,564 in sales tax payable. In addition to the above accounts payable, The Company has one EIDL Loan in the amount of $159,900 with a an interest rate of 1%, and a matures in 2050. The Company has a loan from Shopify, Inc. in the amount of $53,651. The creditor is entitled to 17% of the Company's daily sales until the loan is fully repaid.

Ownership
A majority of the Company is owned by MVP Holdings, Inc.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
MVP Holdings, Inc.	279,000 Common Shares	100.00%

Previous Offerings of Securities
We have not made any issuances of securities within the last three years.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Mealthy, Inc. (the "Company") was incorporated on August 15, 2017 under the laws of the State of Delaware, and is headquartered in Fresno, CA. The Company offers a suite of high-quality kitchen appliances, including a multipurpose electric pressure cooker, and market competitive prices.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company's Cash and Cash Equivalents consist of positive cash balances in a primary checking account, several savings accounts, and accounts with PayPal and Shopify.

The Company has $331,282.23 as of October 20, 2020.

The Company has no convertible notes outstanding.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future other than those listed in the Use of Proceeds table above and as described in the Offering Page.

Valuation
The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily, and prospective Purchasers should determine their own independent value of the Company before investing.

Material Changes and Other Information

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has engaged in no transactions with related persons.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "**Member of the family**" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

ADDITIONAL MATERIAL INFORMATION

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE

ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

Mealthy, Inc.

BALANCE SHEET
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Cash	
10010 Amazon Seller US	288,324.66
10020 Chase Checking x0025	151,037.74
10030-1 Chase Savings #1607 (deleted)	0.10
10030-2 Chase Savings #1623 (deleted)	200.13
10030-3 Chase Savings #1631 (deleted)	200.13
10030-4 Chase Savings 1615 (deleted)	219.01
10050 Shopify Holding	10,147.95
10060 Paypal	9,076.67
10070 Bill.com Money Out Clearing	0.00
10080 Amazon Seller CA	15,524.53
10090 Amazon Seller UK	16,217.14
Total 10000 Cash	**490,948.06**
Total Bank Accounts	**$490,948.06**
Accounts Receivable	
11000 Accounts Receivable	64,700.63
Total Accounts Receivable	**$64,700.63**
Other Current Assets	
12000 Undeposited Funds	0.00
13000 Prepaid Expenses	118,442.97
13800 Inventory	629,532.55
Total Other Current Assets	**$747,975.52**
Total Current Assets	**$1,303,624.21**
Other Assets	
14100 Security Deposit	5,507.66
14600 Due from Affiliates	
14600-1 Essentially Healthy, LLC	74,575.53
14600-2 Mealthy Mexico	99,305.00
14600-3 WTP Expenses	6,195.77
Total 14600 Due from Affiliates	**180,076.30**
Total Other Assets	**$185,583.96**
TOTAL ASSETS	**$1,489,208.17**

Mealthy, Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	420,605.91
21000 Accounts Payable (A/P) - GBP	2,251.74
Total Accounts Payable	**$422,857.65**
Other Current Liabilities	
23010 Accrued Expenses	0.00
23020 Sales Tax Payable	
23020-1 Sales Tax Receipts	404,971.04
23020-2 Sales Tax Payments	-335,485.79
Total 23020 Sales Tax Payable	**69,485.25**
23040 Amazon Lending	124,345.43
23100 Gift Card Sales	120.00
Total Other Current Liabilities	**$193,950.68**
Total Current Liabilities	**$616,808.33**
Total Liabilities	**$616,808.33**
Equity	
23500 Prime Trust /Republic Crowdfunding	973,669.91
30000 Bernardo de la Vega - Equity	5,756,332.96
31000 Retained Earnings	-4,096,850.59
31999 Opening Balance Equity	0.00
Net Income	-1,760,752.44
Total Equity	**$872,399.84**
TOTAL LIABILITIES AND EQUITY	**$1,489,208.17**

Mealthy, Inc.

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
40000 Sales	
41000 Amazon US Sales	0.00
41000-1 Multipot - 6 Quart	2,218,637.61
41000-2 Multipot - 8 Quart	550,836.95
41000-3 Hand Blender	377,622.17
41000-4 Spiralizer	4,519.59
41000-5 CrispLid	1,406,216.55
41000-6 Stainless Steel Fry Pan	12,392.12
41000-7 Non Stick Fry Pan	9,823.85
41000-8 Glass Kettle	84,288.60
41000-9 Misc Products	81,362.53
41000-b Rebates	-90,108.32
41000-c Returns	-250,625.80
41000-d Shipping Revenue	72,302.02
Total 41000 Amazon US Sales	**4,477,267.87**
42000 Amazon CA Sales	0.00
42000-1 MultiPot - 6 Quart	101.28
42000-2 Hand Blender	515.14
42000-4 CrispLid	150,456.71
42000-5 Stainless Steel Fry Pan	30.35
42000-6 Non Stick Fry Pan	58.03
42000-7 Misc Products	56.69
42000-8 Rebates	-2,134.52
42000-9 Returns	-4,320.03
42000-a Shipping Revenue	3,206.45
Total 42000 Amazon CA Sales	**147,970.10**
43000 Website/Shopify Sales	0.00
43000-1 Multipot - 6 Quart	47,124.47
43000-2 Multipot - 8 Quart	35,700.45
43000-3 Hand Blender	11,478.53
43000-4 Spiralizer	-86.95
43000-5 CrispLid	457,761.50
43000-6 SS Fry Pan	2,916.75
43000-7 Non-Stick Fry Pan	5,349.45
43000-8 Glass Kettle	1,272.65
43000-9 Misc Products	22,299.03
43000-b Shopify Rebates	-23,162.48
43000-c Shopify Returns	-16,703.96
43000-d Shopify Shipping	37,271.62
Total 43000 Website/Shopify Sales	**581,221.06**

	TOTAL
44000 Amazon UK Sales	0.00
44000-1 MultiPot - 6 Quart	1,041.15
44000-2 CrispLid	27,341.91
44000-3 Rebates	-185.68
44000-4 Shipping Revenue	806.15
44000-5 Returns	-1,015.36
Total 44000 Amazon UK Sales	**27,988.17**
45000 Wholesale Sales	
45000-1 Multipot - 6 Quart	361,281.00
45000-3 MultiPot - 3 Qt	79,900.00
45000-6 CrispLid	35,458.00
45000-a Misc Products	12,667.00
Total 45000 Wholesale Sales	**489,306.00**
47000 Retail Distributor Sales	
47000-1 MultiPot 6 Qt	1,119.00
47000-2 MultiPot 8 Qt	1,232.00
47000-4 CrispLid	13,221.13
47000-9 Misc Products	13.50
47000-a Damages/Defects	-208.88
47000-b Returns/Refunds	-479.67
Total 47000 Retail Distributor Sales	**14,897.08**
Total 40000 Sales	**5,738,650.28**
Sales of Product Income	0.00
Total Income	**$5,738,650.28**
Cost of Goods Sold	
50000 Cost of Goods Sold	0.00
51000 Cost of Goods Sold	0.00
51100 Cost of Goods Sold Amazon	0.00
51100-1 Amazon US Product Cost	1,734,613.05
51100-2 Freight - Amazon	472,939.85
51100-3 Amazon CAD Product Cost	50,296.65
51100-4 Amazon UK Product Cost	6,983.36
Total 51100 Cost of Goods Sold Amazon	**2,264,832.91**
51200 Cost of Goods Sold Website	216,606.02
51300 Cost of Goods Sold Wholesale	386,356.18
51400 Cost of Goods Sold Retailers	8,115.60
Total 51000 Cost of Goods Sold	**2,875,910.71**

	TOTAL
52000 Replacements	46,320.24
53000 Inventory Shrinkage	29,762.72
54000 Freight	99,777.84
Total 50000 Cost of Goods Sold	**3,051,771.51**
Total Cost of Goods Sold	**$3,051,771.51**
GROSS PROFIT	**$2,686,878.77**
Expenses	
60000 Operating Expenses	
60100 Advertising & Marketing	
60110 Advertising	
60110-1 Amazon Ads	365,214.25
60110-2 Facebook Ads	5,303.27
60110-3 Google Ads	584.86
60110-6 Advertising - Other	383.61
Total 60110 Advertising	**371,485.99**
60120 Sales & Marketing	
60120-1 Marketing Contractors	241,046.34
60120-2 Public Relations	12,500.00
60120-3 Tradeshow & Events	70,969.82
60120-4 Video/Photo Services	19,132.00
60120-5 Marketing - Other	37,536.12
60120-6 Referrals	43,819.44
60120-7 Marketing - Blog	8,360.01
60120-9 Samples/Giveaways	17,826.52
60120-a Sales Commission	2,612.37
Total 60120 Sales & Marketing	**453,802.62**
Total 60100 Advertising & Marketing	**825,288.61**
60700 Research & Development	
60710 Product Development	243,252.40
60720 Recipe Development	64,152.16
60730 App Development	113,300.00
60740 Website Development	186,621.43
60760 R&D Supplies	11,835.08
Total 60700 Research & Development	**619,161.07**
61000 Personnel	
61600 Contractors	488,845.80
Total 61000 Personnel	**488,845.80**

Mealthy, Inc.

PROFIT AND LOSS

January - December 2019

	TOTAL
62000 Travel & Entertainment	
62110 Meals & Entertainment	753.24
62120 Travel	25,543.65
Total 62000 Travel & Entertainment	**26,296.89**
65000 Office/General Administrative Expenses	
65010 Legal Fees	25,067.05
65020 Insurance	
65020-1 General Insurance	19,300.01
65020-3 Insurance - Other	272.55
Total 65020 Insurance	**19,572.56**
65060 Bank Charges & Fees	
65060-1 Bank Charges	3,367.37
65060-2 PayPal Fees	10,056.41
Total 65060 Bank Charges & Fees	**13,423.78**
65070 Bad Debt	36,200.00
65100 Finance & Admin	
65120 Accounting	50,530.00
65130 Finance	66,200.00
65140 Finance & Admin - Other	4,367.62
65150 Tax Services	26,889.88
Total 65100 Finance & Admin	**147,987.50**
65320 Tech Fees	
65320-2 SaaS	59,066.84
65320-4 Retailer Set-Up Fees/Software	10,776.80
Total 65320 Tech Fees	**69,843.64**
65410 Shipping, Freight & Delivery	263,022.36
65420 Office Expense	5,416.15
65430 Office Supplies	247.78
65500 Rent & Lease	
65500-1 Rent	59,575.30
65500-2 Warehouse Rent	17,390.41
Total 65500 Rent & Lease	**76,965.71**
65530 Utilities	562.79
65540 Telephone & Internet	14,946.96
65915 Licenses & Fees	8,143.56
65916 Gifts	14,313.73
65917 Charitable Contributions	91.08
Total 65000 Office/General Administrative Expenses	**695,804.65**

Mealthy, Inc.

PROFIT AND LOSS
January - December 2019

	TOTAL
68000 Website Selling Fees	
68000-1 Amazon FBA Fees	861,459.16
68000-2 Amazon Fees - Other	51,671.26
68000-3 Amazon Selling Fees	767,190.36
68000-4 Shopify Selling Fees	6,409.14
68000-5 Fulfillment Services - Other	21,218.19
68000-6 Amazon CAD FBA Fees	50,769.76
68000-7 Amazon UK FBA Fees	11,836.83
Total 68000 Website Selling Fees	**1,770,554.70**
Total 60000 Operating Expenses	**4,425,951.72**
83000 Misc Expenses	
83250 Other Business Taxes	-5,322.40
Total 83000 Misc Expenses	**-5,322.40**
Total Expenses	**$4,420,629.32**
NET OPERATING INCOME	$ -1,733,750.55
Other Income	
86000 Interest Income	57.89
Total Other Income	**$57.89**
Other Expenses	
Unrealized Gain or Loss	0.00
83300 Exchange Rate Adjustment	579.08
88000 Interest Paid	26,480.70
Total Other Expenses	**$27,059.78**
NET OTHER INCOME	$ -27,001.89
NET INCOME	$ -1,760,752.44